InterContinental Hotels Group 67 Alma Road Windsor, Berkshire, SL4 3HD United Kingdom	Richard L Solomons Finance Director Direct Tel: +44 (0) 1753 410 456 Direct Fax: +44 (0) 1753 410 471 richard.solomons@ichotelsgroup.com www.ichotelsgroup.com

Ms Linda VanDoorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC 20549
U.S.A.
9th October 2006

InterContinental Hotels Group PLC
Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-10409

Dear Ms VanDoorn,

Thank you for your letter of September 26, 2006.

We have carefully considered the letter and respond to the comment raised, as set out below. For your convenience, we have included the Staff comment from your letter of September 26, 2006 followed by our response.

Consolidated Statement of Cash Flow Statement; page F-8

1.	We note from the cash flow statement that dividends paid to shareholders and distributions to minority partners have exceeded net cash provided by operating activities for the fiscal year ended December 31, 2004. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay the dividends, which appears to be proceeds from investment property sales and distributions from unconsolidated joint ventures in excess of income.

The dividend payments reported in the cash flow statement for the fiscal year ended December 31, 2004, include a special interim dividend payment of 72.00 pence per ordinary share paid to shareholders on December 17, 2004, at a total cost of £501m. This payment was made in connection with the Group’s ongoing program of asset disposals and returning funds to shareholders, which was started in 2003. Returns under this program are those made over and above normal dividend payments. Full details of the asset disposal program and returns to shareholders are included on pages 17 to 19 of the Form 20-F and also discussed under “Item 5 – Operating and Financial Review and Prospects”.

The proceeds from the asset disposal program and existing funds were the main sources of cash for financing the special interim dividend paid on December 17, 2004. It should be noted that operating cash flows more than cover normal interim and final dividend payments, which amounted to £99 million in the fiscal year ended December 31, 2004.

We would also like to take this opportunity to respectfully inform the Staff that investment properties and unconsolidated joint ventures are an insignificant part of the Group’s operations. The hotel assets disposed of were previously operated by the Company in its core business.

In connection with our response, we acknowledge that;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response to your comment is satisfactory. Should you require any further explanations or information please do not hesitate to contact us.

Yours sincerely

/s/ Richard L Solomons

Richard L Solomons